Exhibit 4.5

SUMMARY OF NON-POSSESSORY PLEDGE

On September 28, 2010, Grupo Casa Saba, S.A.B. de C.V., as pledgor (the “Pledgor”), and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria (together with its successors, beneficiaries and assigns, the “Beneficiary”) acting in its capacity as Mexican Collateral Agent in the name, on behalf and for the benefit of the Secured Parties, entered into a pledge agreement subject to retained possession (the “Agreement”).

The Pledgor granted to the Beneficiary a pledge without possession, pursuant to the Law of Credit Instruments and Transactions (Ley General de Títulos y Operaciones de Crédito, or “LGTOC”), in respect of all present and future items of personal property used by Pledgor in connection with its primary line of business, including, without limitation, (a) all of its present and future accounts receivable and (b) its Inventory (the items referred to in (a) and (b) above, collectively, the “Pledged Assets”), which pledge constitutes a first priority lien securing (i) the payment when due of the principal amount of, interest on and any accessories payable in connection with the Credit Agreement, the Promissory Notes and other related documents, (ii) the satisfaction of the Pledgor’s obligations under the Agreement, and (iii) the payment of any and all fees, costs and expenses incurred by the Beneficiary in connection with the execution of the Agreement and the creation of the pledge (all such obligations, collectively, the “Secured Obligations”).

The Pledgor agreed, for so long as the Secured Obligations may remain outstanding, to:

(a)          refrain from selling or disposing of the Pledge Assets, other than in the ordinary course of business or as permitted by the Loan Documents;

(b)          maintain the Inventories located at the warehouses identified in Exhibit B, in accordance with Article 357 of the LGTOC;

(c)          execute and deliver any and all such documents as may be necessary to create and protect the pledge and enable the Beneficiary to exercise its rights thereunder; file the Agreement and its Exhibits for registration with the Public Registry of Commerce on the effective date of the Credit Agreement de Crédito, and obtain such registration within 45 (forty-five) days from the date of the Agreement; and deliver to the Beneficiary evidence of both the filing for registration and the registration of the Agreement;

(d)          refrain from taking or allowing any person under its control to take any action that may affect the pledge;

(e)          defend, at its own cost and expense, the Pledged Assets and the rights of the Beneficiary and the Lenders; provided, that the Beneficiary may elect to undertake itself such defense, in which case any and all of the expenses incurred by it in connection therewith shall be subject to reimbursement by the Pledgor; provided, further, that any and all such costs and expenses shall constitute Secured Obligations;

(f)          provide to the Beneficiary, within three (3) Business Days from the receipt of request therefor, or, if not immediately available, within 15 (fifteen) Business Days, a description of the location and useful lives of the Pledged Assets, including a report identifying and describing such Pledges Assets;

(g)          refrain from creating or suffering the existence of any lien, other than the pledge, on the Pledged Assets;

(h)          give the Beneficiary prompt notice of any lien or claim that could have an adverse effect on the value of the Pledged Assets or on the Beneficiary’s security interest thereon;

(i)           allow the Beneficiary or its representatives, upon receipt of at least two (2) Business Day’s notice, unrestricted access, during business days and hours, to all books, records and correspondence pertaining to the Pledged Assets, except if an Acceleration Event shall have occurred and be continuing; and to provide to the Beneficiary, at its own cost and expense, any assistance of any nature whatsoever as the Borrower may reasonably request in connection with any inspection. Upon delivery of the aforementioned notice and unless an Acceleration Event shall have occurred and be continuing, the Beneficiary or its representatives shall have be entitled to inspect the Pledged Assets or to otherwise protect its interest thereon; and

(j)           deliver, within five (5) days from its receipt of written request therefor from the Beneficiary, a report describing the condition of the Pledged Assets.

In the event of replacement of any Pledged Asset with any other item of property, such replacement item shall be considered as a substitute of the relevant Pledged Asset, shall be subject to the pledge and shall become a Pledged Asset, whereupon the original Pledged Asset shall be released from the pledge.

If the Secured Obligations are not paid as and when due, the Beneficiary shall be entitled to enforce the pledge in accordance with the LGTOC, the Commerce Code and any other applicable laws.

Pursuant to the Credit Agreement and the other Loan Documents, the proceeds from the sale of any Pledged Assets shall be allocated as follows:

(a)          to pay any and all taxes, fees, costs and expenses incurred by the Beneficiary (or the Secured Parties) in connection with the execution of the Pledged Assets; provided, that if the amount of such proceeds were insufficient for such purpose, the relevant shortfall shall be paid by the Pledgor;

(b)          to pay the Secured Obligations; and

(c)          the balance, if any, shall be delivered to the Pledgor.

The Beneficiary’s failure to exercise any of its rights shall in no event be construed as a waiver thereof; and the exercise by the Beneficiary on a single occasion, or the partial exercise of any such right, shall not preclude any right of the Beneficiary or the Secured Parties.

The Pledgor has waived the three (3) year statute of limitations set forth in Article 375 of the GFTOC, and its right under Article 378 of the LGTOC to grant any guaranty to any new creditor.

The Agreement shall remain in full force and effect until such time as the Secured Obligations shall have been satisfied in full, and the pledge shall not be cancelled or released notwithstanding any partial payment of the Secured Obligations. The Pledgor has waived its right pursuant to Article 349 of the LGTOC, to request the partial reduction or release of the Pledged Assets.

Upon termination of the Agreement and at the request and expense of the Pledgor, the Beneficiary shall execute any and all such documents as may be necessary to cancel the pledge.